Room 4561
						January 13, 2006


Ms. Ann Massey
Chief Financial Officer
Cover-All Technologies, Inc.
55 Lane Road
Fairfield, NJ 07004

Re:	Cover-All Technologies, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 25, 2005
	File No. 000-13124

Dear Ms. Massey:

      We have reviewed your response letter dated December 1, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1. Your response to prior comment number 2 indicates that you believe that the renewal terms of the multi-year time-based licenses with bundled PCS services for a portion of the license period can be used to establish VSOE of the PCS that is bundled for the entire license term. Please explain to us your pricing methodologies for each of these multi-year time-based arrangements. For example, tell us whether the amount you charge for the initial license term is the same under arrangements that include PCS for a portion of the term as it is under those that include PCS for the entire term. Please note that when using this method to establish VSOE you must also meet the substantive test as described in TPA 5100.54 for the multi-year time-based license with bundled PCS services for a portion of the license period.

2. We have read your response to prior comment number 3 and it remains unclear to us how you are able to conclude that the annual renewals subsequent to the initial five-year maintenance term in your perpetual license arrangements are substantive. Please explain to us how the renewal rate is considered substantive considering that the initial bundled PCS period and the economic life are equivalent. Applying TPA 5100.54 by analogy, we note that the period of initial bundled PCS services is relatively long compared to the economic life of the software and the aggregate renewal term is less than the initial bundled PCS period.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Ms. Ann Massey
Cover-All Technologies, Inc.
January 13, 2006
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